UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205492015

FORM SD

Specialized Disclosure Report

CompX International Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-13905	57-0981653
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5430 LBJ Freeway, Suite 1700, Dallas, Texas		75240-2620
(Address of principal executive offices)		(Zip Code)

Jane Grimm

Vice President and Secretary

CompX International Inc.

Three Lincoln Centre

5430 LBJ Freeway, Suite 1700

Dallas, Texas 75240-2620

(972) 233-1700

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

⌧	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025 .

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

For the calendar year 2025, we assessed whether any conflict minerals, as defined in Item 1.01(d)(3) of Form SD, were necessary to the functionality or production of a product we manufactured or contracted to be manufactured.  We determined that certain conflict minerals were necessary to the functionality of products we manufactured.

Accordingly, we conducted in good faith a reasonable country of origin inquiry regarding the conflict minerals in our products for the calendar year 2025.  We designed our inquiry to determine whether such conflict minerals originated in the Democratic Republic of the Congo or an adjoining country, as defined in Item 1.01(d)(1) of Form SD, or were from recycled or scrap sources, as defined in Item 1.01(d)(6) of Form SD.  We sent a certification letter to each of our vendors who were approved vendors during 2025.  We sent a total of 415 of such certification letters (one to each vendor with a unique vendor identification number within our computer systems).  An approved vendor may have more than one vendor identification number because, among other things, the vendor may have multiple locations and each location has a separate vendor identification number.  The certification letter required each recipient to support one response and, if necessary, we followed-up with the vendor in order to ensure we received a response.  A summary of the responses regarding each such vendor’s product is as follows.

Category of Description of the Certification Regarding the Vendor’s Provided Products	Number of Vendors Responding by Category	Percentage of Vendors Responding by Category

Contained no amount of conflict minerals	316	76.0%

Contained some amount of conflict mineral(s) but all such conflict mineral(s) came from recycled or scrap sources	11	2.6%

Contained some amount (including de minimis amounts) of one or more conflict mineral(s), but such conflict mineral(s) did not originate in the Democratic Republic of the Congo or an adjoining country or were from conformant sources	88	21.2%

Contained some amount (including de minimis amounts) of one or more conflict mineral(s), with such conflict mineral(s) originating or possibly originating in the Democratic Republic of the Congo or an adjoining country	1	0.2%

Total	416	100.0%

With respect to the one response regarding conflict minerals originating or possibly originating in the Democratic Republic of the Congo or an adjoining country, we contacted the vendor.  This vendor provides products from the electronic component industry with extensive product lines. We purchase relatively few item SKUs compared to total vendor offerings.  The vendor informed us that they have made efforts to ensure conflict free sourcing, expect suppliers to source responsibly, or are in various stages of compliance.  This vendor does not directly provide product specific reports as to the sourcing of their conflict minerals.  These conditions create a level of uncertainty related to the term “possibly originating” as it relates to the specific products the registrant purchases from this vendor.  As a result (and even though we were able to satisfy ourselves, by further researching the manufacturers sourced by this vendor, that certain specific products sourced from this vendor did not fall into the fourth category above), the registrant does not have sufficient information to assess whether all of the products it purchased from this vendor did not contain some amount of one or more conflict minerals originating or possibly originating in the Democratic Republic of the Congo or an adjoining country.  The total value of the registrant’s purchases from this vendor (not including purchases from the vendors of products that we were able to remove from the fourth category by further researching manufacturers) represents an aggregate of 0.006% of total purchases from all of the registrant’s vendors in 2025.

As used above, “conformant sources” means sources conformant to the assessment protocols for conflict-free sourcing of the Responsible Minerals Initiative (RMI) or industry equivalent program.

Based on the registrant’s good faith, reasonable country of origin inquiry, the registrant does not know or have reason to believe that the conflict minerals in the registrant’s products have originated from the Democratic Republic of the Congo or an adjoining country.

This Conflicts Minerals Disclosure is also posted on our website at

https://compxinternational.com/governance/#conflict

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CompX International Inc.
(Registrant)

By:/s/ Jane Grimm
Date: May 19, 2026	Jane Grimm Vice President and Secretary